Form 10-K, Exhibit 13
period 1995-12-31
SHEARSON UNION SQUARE ASSOCIATES LTD PARTNERSHIP
filed 1996-04-01
CIK 795879

EXHIBIT 13.1

UNION SQUARE HOTEL PARTNERS, L.P.

1995 ANNUAL REPORT

Union Square Hotel Partners, L.P. was established in 1986 to acquire the Hyatt on Union Square, which subsequently underwent a major renovation program and was renamed the Grand Hyatt San Francisco in 1990. The Partnership's operations are managed by its General Partner, Union Square/GP Corp.

The Hotel is a 693-room full-service first-class hotel. It features two restaurants, one lounge and 22,000 square feet of meeting and banquet facilities. The 36-story Hotel encompasses approximately 660,000 total square feet on a 35,391 square foot site located at the center of San Francisco's downtown retail district.

A comparison of the Hotel's key statistical results for the years ended December 31, 1995 and 1994 is shown below:


                        1995            1994            % Change
________________________________________________________________
Average Occupancy       81.3%           75.5%           7.7%
Average Room Rate       $142.25 $       141.17          1.0%
________________________________________________________________



Administrative Inquiries                Performance Inquiries/Form 10-Ks
Address Changes/Transfers               First Data Investor Services Group
Service Data Corporation                P.O. Box 1527
2424 South 130th Circle                 Boston, Massachusetts 02104-1527
Omaha, Nebraska 68144-2596              Attn:  Financial Communications
800-223-3464 (select option 1)          800-223-3464 (select option 2)

	   Contents

	1	Message to Investors
	3	Financial Statements
	6	Notes to Financial Statements
	13	Report of Independent Accountants

Message to Investors

Presented for your review is the 1995 Annual Report for Union Square Hotel Partners, L.P. (the "Partnership"). This report includes an overview of hospitality industry conditions, an update on operations at the Partnership's hotel, the Grand Hyatt San Francisco (the "Hotel"), and the Partnership's audited financial statements for the year ended December 31, 1995.

Since the debt restructuring completed in June 1992, the Partnership has met its minimum debt service payments to the Bank of Nova Scotia ("BNS"), including the payment due thus far in 1996. Additionally, during the period from July 1, 1994 to June 30, 1995, the Partnership generated cash flow in excess of minimum debt service in the amount of $2,193,025 which, in accordance with the restructuring agreement, was paid to BNS and applied toward reducing the accrued interest on the Partnership's first mortgage. Effective January 1996, the pay rate for the minimum interest payment increased from 8.5% to 9.699%.
No assurance can be provided that the Partnership's cash flow will be sufficient to fund future interest payments. Furthermore, given the increasing level of indebtedness associated with the existing mortgages and the upcoming January 1997 maturity of the Partnership's debt, we must clearly underscore the great degree of uncertainty surrounding the future of the Partnership and your investment.

Market/Property Update
The performance of the national hospitality industry continued to improve throughout 1995, as increased occupancy and room rates translated to overall higher profits. According to market analysts Smith Travel Research, for the year ended December 31, 1995, average occupancy and daily room rates for U.S. hotels increased to 65.5% and $67.34, respectively, compared with 64.7% and $64.24, respectively, for 1994. With respect to the San Francisco hotel market, for the year ended December 31, 1995, Smith Travel Research reported that average occupancy and room rates for the city's hotels improved to 74.2% and $96.92, respectively, from 72.4% and $92.74, respectively, for the year ended December 31, 1994. Operating results at the Partnership's Hotel for 1995 reflected these improving conditions. As shown on the chart on the preceding page, the Hotel's average occupancy increased 7.7% and the average room rate increased 1.0% for 1995 relative to 1994. The General Partner will continue to work closely with Hotel management to pursue various methods for attracting new business, maximizing revenues and streamlining operations, while at the same time, maintaining the high level of quality service the Hotel provides to its guests.

Although the performance of the Partnership's Hotel has improved significantly, the Partnership's total indebtedness has increased over 35% since 1990. Accordingly, there can be no assurance that the Hotel's value has increased to a level that will be sufficient to either restructure the Partnership's total outstanding indebtedness or enable the Hotel to be sold for an amount that, after satisfying such debt, would provide any surplus cash for distribution to the Limited Partners.

Financial Overview
Total Hotel sales for the year ended December 31, 1995 improved 8.7% over 1994, primarily due to the increase in the Hotel's average occupancy and room rate in 1995. This 8.7% increase, coupled with higher food and beverage and telecommunications sales, resulted in an 18.8% increase in the Hotel's gross operating profit. Total Partnership income increased 29.2% in 1995 relative to 1994, due to a significant improvement in rent from operating income and rent from replacement escrow, which is calculated as a percentage of Hotel sales. The increase in long-term debt is largely due to the deferral of interest on the second mortgage loan and on other long-term liabilities of the Partnership which do not require current payments of interest. The chart on the following page summarizes the financial results of the Hotel and Partnership for the years ended December 31, 1995 and 1994, respectively.

Financial Highlights For
the years ended December 31:

                                1995            1994            % Change

Total Hotel Sales               $ 41,595,914    $ 38,252,425     8.7%
Gross Operating Profit            13,727,811      11,553,983    18.8%
Rent from Operating Income         7,677,616       5,816,107    32.0%
Rent from Replacement Escrow       1,247,873       1,147,573     8.7%
Total Partnership Income           9,051,456       7,005,899    29.2%
Long-term Debt*                  148,693,793     142,264,602     4.5%


*  As of December 31 and includes accrued and deferred interest.

Summary
The General Partner's foremost priority is to examine viable alternatives with respect to the impending maturity of the Partnership's debt in January 1997. These options include possibly selling the Hotel, refinancing the Partnership's debt, or attempting to negotiate a suitable restructuring or extension of the existing mortgages. However, there can be no assurance that any of these will be achieved, in which case the lenders may initiate foreclosure proceedings. Should the Partnership ultimately be faced with a foreclosure of the Hotel, the General Partner will make a determination as to whether it is in the best interest of the Partnership to file for protection under Chapter 11 of the United States Bankruptcy Code. Please be assured that we will carefully consider at such time appropriate options available to protect the Partnership's investment. In the interim, it is the General Partner's intention to continue maximizing revenues and minimizing expenses at both the Hotel and Partnership levels. We will keep you apprised of any developments in future investor reports.

Very truly yours,

Union Square/GP Corp.
The General Partner

s/Jeffrey C. Carter/

Jeffrey C. Carter
President


March 29, 1996

Balance Sheets
December 31, 1995 and 1994

Assets                                  1995            1994

Real estate, at cost (Note 3):
        Land                            $ 32,231,229    $ 32,231,229
        Building                          80,121,007      80,121,007
        Furniture, fixtures
        and equipment                     29,586,047      28,749,108

                                         141,938,283     141,101,344
Less accumulated depreciation            (43,176,995)    (38,235,817)

                                          98,761,288     102,865,527

Cash and cash equivalents                  3,378,174       2,668,685
Replacement reserve receivable (Note 3)      500,440          89,506
Rent receivable (Note 4)                     318,626         194,244
Deferred charges, net of accumulated
   amortization of $3,849,203 in 1995
   and $3,388,028 in 1994                    495,582         956,757

                Total Assets            $103,454,110    $106,774,719


Liabilities and Partners' Deficit

Liabilities:
        Accounts payable and
        accrued expenses                $     41,645    $     66,420
        Due to affiliates (Note 6)            20,397          28,342
        Mortgage loan payable (Note 4)    70,000,000      70,000,000
        Accrued interest                  13,104,156      11,580,105
        Deferred interest                  8,800,319       8,020,283
        Notes and Loans - Affiliate
        (Notes 4, 5, and 6)               53,016,740      48,891,636
        Loan payable - Hyatt (Note 4)      3,772,578       3,772,578

                Total Liabilities        148,755,835     142,359,364

Partners' Deficit:
        General Partner                   (1,136,237)     (1,039,066)
        Limited Partners                 (44,165,488)    (34,545,579)

                Total Partners' Deficit  (45,301,725)    (35,584,645)

                Total Liabilities and
                Partners' Deficit       $103,454,110    $106,774,719


Statements of Operations
For the years ended December 31, 1995, 1994 and 1993

Income                          1995            1994            1993

Rental income (Notes 3 and 4):
        Operating income        $  7,677,616    $  5,816,107    $  4,045,593
        Replacement escrow         1,247,873       1,147,573       1,080,728
Interest income                      123,210          39,454          29,677
Miscellaneous income                   2,757           2,765         256,652

        Total Income               9,051,456       7,005,899       5,412,650

Expenses

Interest expense
(Notes 4, 5 and 6)                13,159,716      12,337,774      11,453,674
Depreciation and amortization      5,402,353       5,474,406       6,165,463
General and administrative           206,467         208,946         198,079

        Total Expenses            18,768,536      18,021,126      17,817,216


        Net Loss                $ (9,717,080)   $(11,015,227)   $(12,404,566)

Net Loss Allocated (Note 2):

To the General Partner          $    (97,171)   $   (110,152)   $   (124,045)
To the Limited Partners           (9,619,909)    (10,905,075)    (12,280,521)

                                $ (9,717,080)   $(11,015,227)   $(12,404,566)

Per limited partnership unit
   (7,174,100 outstanding):            $(1.34)        $(1.52)         $(1.71)

Statements of Partners' Deficit
For the years ended December 31, 1995, 1994 and 1993

                                Limited         General
                                Partners        Partner         Total

Balance at December 31, 1992    $(11,359,983)   $   (804,869)   $(12,164,852)
Net loss                         (12,280,521)       (124,045)    (12,404,566)

Balance at December 31, 1993     (23,640,504)       (928,914)    (24,569,418)
Net loss                         (10,905,075)       (110,152)    (11,015,227)

Balance at December 31, 1994     (34,545,579)     (1,039,066)    (35,584,645)
Net loss                          (9,619,909)        (97,171)     (9,717,080)

Balance at December 31, 1995    $(44,165,488)   $ (1,136,237)   $(45,301,725)

Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993

Cash Flows from Operating Activities:
                                1995            1994            1993

Net loss                        $(9,717,080)    $(11,015,227)   $(12,404,566)
Adjustments to reconcile net
loss to net cash
provided by (used for)
operating activities:
   Depreciation and amortization  5,402,353        5,474,406       6,165,463
   Rental income from
   replacement escrow            (1,247,873)      (1,147,573)     (1,080,728)
   Increase in deferred
   interest on loan
   payable-affiliate              4,125,104        3,682,402       3,306,097
   Increase (decrease) in cash
   arising from changes
   in operating assets and
   liabilities:
     Rent receivable               (124,382)         (40,703)        140,518
     Due from Hyatt                       -                -          30,355
     Receivable - life safety
     system                               -            6,287          68,713
     Accounts payable and
     accrued expenses               (24,775)          21,702        (219,687)
     Due to affiliates               (7,945)          10,970         (55,081)
     Accrued and deferred
     interest                     2,304,087        4,262,789       3,678,827

Net cash provided by (used for)
operating activities                709,489        1,255,053        (370,089)

Cash Flows from Investing Activities:

        Proceeds from replacement
        reserve receivable          836,939        1,385,996       1,410,987
        Additions to real estate   (836,939)      (1,385,996)     (1,410,987)

Net cash used for
investing activities                      -                -               -

Cash Flows from Financing
Activities:

        Loan payable - Hyatt              -          (75,000)        (75,000)

Net cash used for
financing activities                      -          (75,000)        (75,000)

Net increase (decrease) in cash     709,489        1,180,053        (445,089)
Cash and cash equivalents
at beginning of period            2,668,685        1,488,632       1,933,721

Cash and cash equivalents
at end of period                $ 3,378,174     $  2,668,685    $  1,488,632


Supplemental Disclosure of Cash Flow Information:


  Cash paid during the
  period for interest           $ 6,730,525     $  4,392,583    $  4,468,750


Notes to Financial Statements
December 31, 1995, 1994 and 1993

1. Organization
Union Square Hotel Partners L. P. (the "Partnership"), formerly Shearson Union Square Associates Limited Partnership (see below), was formed in June 1986 under the Delaware Revised Uniform Limited Partnership Act for the purpose of acquiring the Hyatt on Union Square (the "Hotel"), located in San Francisco, California, under a long-term operating lease.

Initial capital of $1,000 was contributed by Union Square/GP Corp. (the "General Partner"), formerly Shearson Union Square/GP Corp. (see below), a Delaware corporation and an affiliate of Lehman Brothers Inc. The agreement of limited partnership authorized the issuance of a maximum of 7,174,100 Depository Units (the "Units") which represent Partnership interests. At March 26, 1987, an aggregate of 7,174,100 units was issued, and the offering was terminated.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson changed its name to Lehman Brothers Inc. ("Lehman"). The Transaction did not affect the ownership of the General Partner. However, the assets acquired by Smith Barney included the name "Shearson." Consequently, effective October 21, 1993, the General Partner changed its name to Union Square/GP Corp., and effective December 29, 1993, the Partnership changed its name to Union Square Hotel Partners Limited Partnership.

2. Significant Accounting Policies

Basis of Accounting. The accompanying financial statements of the Partnership have been prepared on the accrual basis of accounting.

Depreciation. Real estate investments, which consist of land, building and personal property, are recorded at the lower of cost less accumulated depreciation. Cost includes the initial purchase price of the property plus closing costs, acquisition and legal fees, and capital improvements. Depreciation of real property is computed using the straight-line method based on the estimated useful life of 40 years. Depreciation of the personal property is computed under the straight-line method over an estimated useful life of 7 years.

When building and personal property are sold or otherwise disposed of, when required, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Accounting for Impairment. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 in the fourth quarter of 1995. Based on current circumstances, which are reviewed on a quarterly basis, the adoption has no impact on the financial statements.

Fair Value of Financial Instruments. Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. However, in many instances current exchange prices are not available for certain of the Partnership's financial instruments, since no active market generally exists for such financial instruments.

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgement regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

Deferred Charges. The following fees and costs have been capitalized and are amortized on a straight-line basis over the following periods:


        Mortgage consent fee                    7 years
	Mortgage and loan origination fee	10-1/3 years
        Mortgage loan placement fee             10-1/3 years
        Loan negotiation fee                    10-1/3 years



Offering Costs. Offering costs are nonamortizable and have been deducted from the Limited Partners' capital.

Income Taxes. No income tax provision (benefit) has been recorded on the books of the Partnership, as the respective shares of taxable income (loss) are reportable by the partners on their individual tax returns.

Partnership Agreement. Pursuant to the terms of the Partnership Agreement, all profits and losses incurred prior to the month in which Unitholders were first admitted shall be allocated 99.99% to the General Partner and .01% to the Assignor Limited Partner. Thereafter, all income, profits and losses shall be allocated 99% to the Unitholders and 1% to the General Partner, except for the profits from the sale or other disposition of all or any substantial part of the Hotel.

Profits of the Partnership from the sale or other disposition of all or any substantial part of the Hotel shall be allocated to the General Partner in an amount equal to the greater of 1% of the profits or the amount distributable to the General Partner as sale or refinancing proceeds from such sale. All remaining profits shall be allocated among the Unitholders.

Net cash flow shall be distributed 99% to the Unitholders and 1% to the General Partner until each Unitholder has received an aggregate cumulative compounded distribution for each fiscal year equal to 12% of their capital investment ("Preferred Return"). Thereafter, distributions shall be allocated 90% to the Unitholders and 10% to the General Partner.

Sale or refinancing proceeds shall be distributed 99% to the Unitholders and 1% to the General Partner until such time as the Unitholders have received cumulative distributions of sale or refinancing proceeds in an amount equal to their unreturned original investment plus an aggregate amount of the net cash flow and sale or refinancing proceeds equal to their aggregate Preferred Return. Any remaining sale or refinancing proceeds shall first be applied to the payment to the General Partner of a subordinated disposition fee, if any, equal to 3% of sales proceeds and thereafter shall be allocated 90% to the Unitholders and 10% to the General Partner. In conjunction with the settlement agreement discussed in Note 8, the General Partner's share of the proceeds, in the event of a sale or refinancing of the property, will be reduced to 5%.

Cash and Cash Equivalents. Cash and cash equivalents consist of short-term, highly liquid investments which have maturities of three months or less from date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk. Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Real Estate
The Partnership's real estate consists of a 693-room hotel known as the Grand Hyatt San Francisco (formerly "Hyatt on Union Square") located in Union Square in San Francisco, California. The Hotel was originally constructed in 1973 and was purchased by the Partnership on August 29, 1986.

The Hotel was purchased subject to an operating lease with California Hyatt Corporation ("California Hyatt"), a subsidiary of Hyatt Corporation ("Hyatt"), which provides for an initial term of 20 years expiring on December 31, 1994 and two 10-year renewal options. On August 19, 1986, the first 10-year renewal option was exercised, extending the lease term to December 31, 2004.

Rent payable under the lease has been modified by the restructuring agreement effective June 30, 1992 (see Note 4). Pursuant to the terms of the operating lease, California Hyatt is required to maintain a reserve fund on behalf of the Partnership ("FF&E Reserve Fund") for the replacement of furnishings and equipment in the Hotel. This reserve is funded by the operating revenues of the Hotel and will be funded at 3% of the Hotel's gross receipts through 1997
and 4% thereafter.    During 1988, the Partnership and California Hyatt
mutually agreed upon a renovation program which was to be effected for a cost not expected to exceed $20,000,000. During 1989 and early 1990, the renovation program was completed. The Hotel was renamed The Grand Hyatt San Francisco and reopened on February 1, 1990. Other conditions of the renovation program provided that 70% of the 1990 replacement escrow was to be applied to the Partnerships liability to California Hyatt in 1990. From January 1, 1991 to June 30, 1992, 70% of replacement escrow income was to be applied to the outstanding balance of the loan payable - Hyatt. As of December 31, 1990, $20,676,768 related to the renovation program was expended. In connection with the reopening of the Hotel in 1990, the Partnership recorded a write-down in carrying value of personal property which was replaced during the renovation, based on the original purchase price allocated to such property.

During 1991, the Partnership and California Hyatt reached an agreement on the revised terms of California Hyatt's contribution to the renovation program. This contribution was to be 10% of the total renovation costs, in excess of funds provided by the FF&E Reserve, up to a maximum of $2,000,000. As a result of the revised agreement, the total contribution from California Hyatt (which was fully funded at December 31, 1991) amounted to $1,874,379, and accordingly, a reduction in the renovation contribution in the amount of $125,621 was recorded. In addition, renovation costs in excess of $20,000,000 were to be assumed and capitalized by the Partnership.

Asbestos was removed or abated where necessary, in conjunction with the installation of sprinklers and other life safety systems. As disclosed in the original prospectus, the Hotel contains asbestos in certain areas which have been determined to be nonhazardous and in conformity with all current statutes. This situation may or may not impact the future value of the property.

The following is summarized information with respect to the operations of the Hotel provided by the lessee for the years ended December 31, 1995, 1994 and 1993 (See Note 4).

                                1995            1994            1993

Hotel revenues                  $ 41,595,914    $ 38,252,425    $ 36,024,256
Hotel expenses                   (27,868,103)    (26,698,442)    (26,829,851)

        Gross operating profit    13,727,811      11,553,983       9,194,405

Less:
        Adjustments to gross
        operating profit:
                FF&E Reserve       1,247,873       1,147,573       1,080,728
                Taxes              1,510,965       1,491,415       1,479,842
                Other adjustments  2,219,162       2,213,762       2,908,545

                                   4,978,000       4,852,750       5,469,115

Adjusted gross operating profit $  8,749,811    $  6,701,233    $  3,725,290

Rental income to the
Partnership                     $  7,677,616    $  5,816,107    $  4,045,593


4. Restructuring Agreement
Under the terms of the Mortgage Loan, a regular installment of interest in the amount of $3,394,650 was due on January 2, 1992. Under the terms of the Note Payable, $1 million in principal and $341,502 in accrued interest was due on December 31, 1991. None of the foregoing payments were made, and the Partnership did not have sufficient funds to make such payments. On January 9, 1992, the Partnership received a notice from the First Mortgagee that the Partnership was in default on its obligations with respect to the Mortgage Loan and Note Payable. Such defaults entitled the Mortgage Lender to accelerate the Mortgage Loan and Note Payable subject to any defenses available to the Partnership. On January 21, 1992, an affiliate of the General Partner, which guaranteed the Note Payable, fulfilled its commitment to repay the outstanding balance of the Note Payable. On March 3, 1992, the Partnership received a notice whereby the bank declared the entire principal and interest under the Mortgage Loan immediately due and payable. On March 9, 1992, the First Mortgagee recorded, with the San Francisco County Recorder, a Notice of Default and Election to Sell under Deed of Trust (the "Default Notice").

The default on the Mortgage Loan also constituted an event of default under the "Loan Payable - affiliate," the Supplemental Loan and the Hyatt Loan. On March 25, 1992, the Partnership received a notice of acceleration from the holder of the Loan Payable - affiliate, which declared the entire principal and accrued interest on the loan due and payable.

On June 30, 1992, Union Square Hotel Partners Limited Partnership (the "Partnership") consummated a restructuring of its financing and property leasing arrangements.

Mortgage Loan Payable - First Deed of Trust Note. Under the terms of the restructuring, the outstanding principal amount of the Note - $70,000,000 - will continue to accrue interest at the annual rate of 9.699%. Payments of interest will be limited, however, to the Partnership's cash flow from the Hotel. Minimum interest payments (the "Minimum Payments") must be made quarterly and shall be computed on the principal balance of the First Deed of Trust, less a $15,000,000 principal participation purchased by Lehman Brothers Lending Corp, formerly Shearson Lending Corp, an affiliate of the General Partner. The par rate for the Minimum Payments are as follows: 6.5% through January 2, 1994; 7.5% through January 2, 1995; 8.5% through January 2, 1996; and 9.699% thereafter until maturity on January 2, 1997. The amount of any accrued and unpaid interest is to be added to the principal of the First Deed of Trust Note.

Lehman Brothers Holdings Inc. (the "Guarantor"), formerly Shearson Lehman Brothers Holdings Inc., an affiliate of the General Partner, provided a payment guaranty (the "Guaranty") to the First Mortgagee with respect to the Minimum Payments required to be made through July 3, 1993. The Guarantor may, at its sole option, extend the Guaranty for successive one-year periods through the maturity date of the First Deed of Trust Note. In the event that the Guarantor does not elect to extend the Guaranty, the Partnership's interest payments thereafter will be due and payable quarterly, rather than semi-annually as previously provided. On April 27, 1993, the Guarantor elected not to renew the Guaranty of the minimum pay rate commencing July 4, 1993.

Lehman is not contractually committed to provide any cash funding or other financial support for the Partnership or the Hotel, and may or may not elect to based upon prevailing business conditions or any other considerations at the time any request is made. Thus, the General Partner can provide no assurances whatsoever with respect to Lehman's willingness to provide any cash funding or any other form of financial support in the future.

The Bank waived immediate repayment of the Past Due Interest, but the amount will accrue interest at the Bank's "prime" rate plus 1%. The balance is due upon maturity of the note.

Based on the borrowing rates currently available to the Partnership for mortgage loans with similar maturities, the fair value of the mortgage loan payable approximates carrying value.

Loan Payable - Affiliate - Second Deed of Trust Note. Capital Growth Mortgage Investors, L.P. ("Capital Growth"), the holder of the second deed of trust in the Hotel, agreed to reduce the interest rate applicable to the note from 12.5% to 11%. The reduction of the interest rate is effective from and after January 2, 1992. Capital Growth also agreed to waive the mandatory prepayments of interest of $261,199, $1,014,379 and $1,996,457, otherwise required to be paid on January 2, 1995, January 2, 1996 and January 2, 1997, respectively. Capital Growth also agreed to waive any prepayment (or yield maintenance) charges in connection with the prepayment of all or any portion of the principal or accrued interest under the Second Deed of Trust Note.

Capital Growth also agreed to automatically extend the maturity date of the Second Deed of Trust Note to the same maturity date as the First Deed of Trust Note, so long as the maturity date is no later than January 2, 1999.

Loan Payable - Hyatt - Third Deed of Trust Note. Hyatt Corporation ("Hyatt") the holder of a third deed of trust note collateralized by the Hotel forgave $2,000,000 of the outstanding indebtedness under the Third Deed of Trust Note. Hyatt also reduced the interest rate from 1% above the prime rate to the lesser of (i) the prime rate or (ii) 8%. Hyatt also agreed to a deferral of interest to the extent that the interest payments otherwise required to be paid under the note are not available from cash flow. Hyatt also agreed to extend the maturity date of the note to January 2, 1997, the maturity date of the First Deed of Trust Note. The Partnership made principal payments of $75,000 during 1994 and 1993 and $250,000 during 1992.

The effect of these concessions by Hyatt is a calculated amount of $1,041,372 for the Partnership resulting in a reduction of the Third Deed of Trust Note by such amount. The amount has been recorded as an extraordinary item, gain on restructuring for $23,287, net of restructuring expenses of $1,018,085.

It is not practicable for the Partnership to estimate the fair value of this financial instrument as no quoted market price exists and the cost of obtaining an independent valuation appears excessive considering the materiality of the instrument to the Partnership.

Operating lease - California Hyatt Corporation. California Hyatt Corporation operates the Hotel under the terms of a lease agreement ("the Lease") with the Partnership. California Hyatt agreed to change the amount to be retained by California Hyatt under the terms of the lease effective July 1, 1992 through December 31, 1996, from an amount equal to 20% of the Hotel's net profit to an amount equal to (i) one percent of the Hotel's gross revenues plus (ii) 7.5% of the Hotel's net profit. California Hyatt agreed that after December 31, 1996 and until the First Deed of Trust Note matures, but in any event not after January 2, 1999, the amount to be retained by California Hyatt will be an amount equal to (i) 1% of the Hotel's gross revenues plus (ii) 10% of the Hotel's net profit. Thereafter, the amount to be retained by California Hyatt will return to 20% of the Hotel's net profit as required by the Lease for periods prior to the restructuring. Amounts due to the Partnership will be remitted 20 days after the end of each month.

Furthermore, California Hyatt agreed that the Partnership will have the unilateral right to terminate the Lease, without cause, at any time from the date of the restructuring through December 31, 1998, upon payment of a fee in a fixed amount ranging from $10,000,000 to $16,032,500, which amount increases with the passage of time. California Hyatt further agreed that upon payment of the Early Termination Fee, it would cause Hyatt to forgive the entire amount of indebtedness under the Third Deed of Trust Note.

In addition, California Hyatt agreed that the Partnership may terminate the Lease, without the payment of a termination fee, in the event that (i) the Hotel generates a deficit for any calendar year and (ii) the Partnership prepays all indebtedness due under the Third Deed of Trust Note. California Hyatt may, however, cure any such deficit and avoid a termination of the Lease by paying the amount of such deficit to the Partnership.

Restructuring expense note. In order to provide the Partnership with the funds to cover the costs of restructuring and other administrative expenses in 1992, Lehman Lending Corp. committed to lend the Partnership up to $1,000,000. Advances borrowed under this agreement accrue interest at prime plus 1%, and all principal and accrued interest will be due and payable on the maturity date of the Bank of Nova Scotia Note. The entire $1,000,000 is outstanding as of December 31, 1995 and 1994. Accrued interest as of December 31, 1995 and 1994 was $274,559 and $176,292, respectively.

The General Partner anticipates the need for continued interest accruals and deferrals pursuant to the Restructuring for the foreseeable future. This accrual of interest may affect the Partnership's ability to refinance and/or sell the Hotel at a price which enables the repayment of the Partnership's restructured debt, including accrued and deferred interest. There are no assurances that the Partnership's debt may be restructured to provide a maturity date beyond its current maturity date of January 2, 1997. Nor is there any assurance that if the debt is restructured to provide an extended maturity date, the restructured debt will continue to provide for the accrual of interest. In order for Limited Partners to receive any additional cash distributions, the net proceeds from a sale of the Hotel will need to be in excess of all Partnership debt, including accrued interest, by either the January 2, 1997 maturity date for that debt or any extended maturity date that may result from an y restructuring of that debt. A number of factors including, without limitation, general economic conditions, factors affecting the hotel industry in the San Francisco Bay area, and natural disasters have in the past and may in the future affect the value of the Hotel. Although the Hotel's business has improved on a relative basis in recent years, there is no assurance whatsoever that the Hotel will have a value in the future sufficient to either restructure the debt to extend its maturity or to enable the Hotel to be sold for an amount that would be in excess of the debt in order to provide any surplus for distribution to the Limited Partners. The General Partner is currently investigating all viable alternatives with respect to the impending maturity of the Partnership's debt in January 1997. These options include possibly selling the Hotel, negotiating a suitable restructuring or extension of the existing mortgages or refinancing a portion of the existing mortgages and restructuring the remaining Partnership indebtedness. However, there can be no assurance that any of these will be achieved, or in the event the Partnership is unable to implement a satisfactory solution, that the lenders will not initiate foreclosure proceedings. Should the Partnership be faced with a foreclosure of the Hotel, the General Partner will make a determination as to whether it is in the best interest of the Partnership to file for protection under Chapter 11 of the United States Bankruptcy Code.

5. Note Payable
In order to effect the renovation program, the Partnership has obtained the consent of the First Mortgagee for various modifications of the first Mortgage Loan which permits the use of substantially all of the Partnership's reserve funds for reinvesting into the Hotel and also permits Hyatt Corporation to provide financing to the Partnership. In consideration for such consent, the Partnership paid a fee of $1,000,000 to the First Mortgagee which is evidenced by a note, bearing interest at 9.699%, compounded annually, due either upon the sale of the Hotel or December 31, 1991, whichever occurs first (see Note 6).
As a result of the Partnership's failure to pay the principal and accrued interest on December 31, 1991, the note was declared in default. The lender pursued its remedies under which, Lehman Holdings, Inc. ("LB Holdings"), formerly Shearson Lehman Holdings Inc., was required to make payment as guarantor of the note. LB Holdings fulfilled its commitment to repay the outstanding balance in January 1992. The Partnership's obligation to LB Holdings is included in Notes & Loans - Affiliates.

6. Transactions with Related Parties

Notes Payable. LB Holdings, an affiliate of the General Partner, has fulfilled its guarantee of payment of the $1,000,000 plus interest thereon to the First Mortgagee (see Note 5). As a result, the Partnership is now obligated to LB Holdings in the amount of $1,341,502, plus accrued interest, in the form of a note which bears interest at 9.699% and becomes payable upon the sale of the property.

As required under the class action settlement, on March 4, 1991, an affiliate of the General Partner and the Partnership entered into the Settlement Loan up to a maximum of $10 million, bearing interest at an annual simple interest rate of 5%. Proceeds of the loan were to be used to the extent needed to fund operating and fixed expenses. On the effective date of the loan, $8,217,302 of the proceeds were used to retire an interim loan plus accrued interest. On July 12, 1991, the remaining proceeds of $1,782,698 were drawn and used to pay a portion of the interest with respect to the First Mortgage Loan indebtedness. As of December 31, 1995 and 1994, the full principal balance of $10,000,000 remains outstanding. Accrued interest on the Settlement Loan totalled $2,383,077 and $1,883,077 as of December 31, 1995 and 1994, respectively. The outstanding principal and accrued interest matures and becomes payable upon the sale of the property or upon a refinancing which provides proceeds sufficient to repay other existing indebtedness.

On July 12, 1991, a note was issued from an affiliate of the General Partner in the amount of $1,611,953 (the Supplemental Loan). The Supplemental Loan specifically provided for the proceeds to be used to pay a portion of the interest with respect to the First Mortgage Loan indebtedness. The note bears interest at an annual rate of prime plus 1%. The entire note balance remains outstanding at December 31, 1995 and 1994. The outstanding principal and accrued interest mature and become payable upon the sale of the Property or upon a refinancing which provides proceeds sufficient to repay other existing indebtedness and is compounded quarterly. As of December 31, 1995, the accreted balance of the Supplemental Loan is $2,250,176 and the accrued interest applicable to the note is $55,072.

The letter of default issued March 3, 1992 by the Bank of Nova Scotia also constituted an event of default under the Supplemental Loan. The default was cured through the restructuring of the Mortgage Loan Payable (see Note 4).

A summary of Notes and Loans - Affiliate is summarized as follows:

                                                1995            1994

        LB Holdings - Guarantee (Note 5)        $ 1,762,536     $ 1,606,702
        Settlement loan                          10,000,000      10,000,000
        Supplemental loan                         2,250,176       2,047,071
        Second Deed of Trust (Note 4)            38,004,028      34,237,863
        Restructuring note (Note 4)               1,000,000       1,000,000

                                                $53,016,740     $48,891,636


It is not practicable for the Partnership to estimate the fair value of this class of financial instruments as no quoted market price exists and the cost of obtaining an independent valuation appears excessive to the Partnership.

Fees and Compensation. The General Partner and its affiliates earned fees and compensation in connection with syndication and acquisition services rendered to the Partnership of approximately $10,000,000. Under the terms of the Partnership Agreement, the Partnership reimburses the General Partner, at cost, for the performance of certain administrative services provided by a third party. For the years ended December 31, 1995, 1994, and 1993, the cost of such services were $45,469, $37,325, and $49,920 respectively. At December 31, 1995 and 1994, $20,397 and $28,342, respectively, were due to the General Partner for the performance of these services.

Cash and Cash Equivalents. Cash and cash equivalents reflected on the Partnership's balance sheet at December 31, 1995 and 1994 were on deposit with an affiliate of the General Partner.

7. Reconciliation of Financial Statement Net Loss and Partners' Deficit to Federal Income Tax Basis Net Loss and Partners' Deficit

                                1995            1994            1993

Financial statement net loss    $ (9,717,080)   $(11,015,227)   $(12,404,566)
Tax basis depreciation
over financial
statement depreciation              (769,274)       (936,081)       (842,152)
Tax basis amortization
over financial
statement amortization              (291,450)       (291,450)        (14,320)
Financial statement replacement
reserve income over
tax basis income                           -               -        (924,996)
Other                                (13,569)          1,033          10,878

Federal income tax
basis net loss                  $(10,791,373)   $(12,241,725)   $(14,175,156)

Financial statement
partners' deficit               $(45,301,725)   $(35,584,645)   $(24,569,418)
Current year financial
statement net
loss over federal
income tax basis
net loss                          (1,074,293)     (1,226,498)     (1,770,590)
Cumulative financial
statement net loss over
federal income tax basis
net loss                         (20,178,590)    (18,952,092)    (17,181,502)

Federal income tax basis
partners' deficit               $(66,554,608)   $(55,763,235)   $(43,521,510)


Because many types of transactions are susceptible to varying interpretations under Federal and state income tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the taxing authorities.

8. Litigation
During 1989, two class actions were brought by Unitholders in the Court of Chancery of the State of Delaware (the Delaware Chancery Court) against the Partnership and others. In addition, during 1989, two class actions were filed by Unitholders in the United States District Court for the Northern District of California. Pursuant to a court order dated October 24, 1989, the Delaware Chancery Court actions were consolidated by the Delaware Chancery Court (the Consolidated Delaware Action). In all of the cases, the plaintiffs sought damages in an unspecified amount as well as attorneys' fees and costs.

On December 18, 1990, the Delaware Chancery Court approved a settlement of the Consolidated Delaware Action which became effective March 4, 1991. The terms of the settlement called for Shearson to provide Unitholders cash distributions, to the extent the Hotel did not generate sufficient cash flow, of 1%, 3% and 4% of class members' capital contributions in 1990, 1991 and 1992, respectively. On March 8, 1991, the first of these distributions was paid to class member Limited Partners in the amount of $.10 per $10 Unit; on February 14, 1992, the second distribution under the settlement was paid in the amount of $.30 per $10 Unit; and, on February 12, 1993, the third and final cash distribution under the settlement was paid in the amount of $.40 per $10 Unit. Shearson also agreed to lend the Partnership up to a maximum of $10 million to cover debt service and other operating expenses through January 4, 1993, and to pay plaintiffs' attorneys' fees and expenses up to $1,350,000 and $50,0 00, respectively. As of December 31, 1991, the Partnership had borrowed and expended the full $10 million available under the Shearson Loan.

Subsequent to the settlement of the Consolidated Delaware Action, the California complaints were dismissed pursuant to a stipulation on January 3, 1991.
_________________REPORT OF INDEPENDENT ACCOUNTANTS_____________________


To the Partners of
   Union Square Hotel Partners, L.P.:

We have audited the accompanying balance sheets of Union Square Hotel Partners, L.P. (formerly Shearson Union Square Associates, L.P.), as of December 31, 1995 and 1994, and the related statements of operations, partners' deficit and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Square Hotel Partners, L.P. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 4 to the financial statements, the Partnership has suffered recurring losses from operations, which raises substantial doubt about the Partnership's ability to continue as a going concern. The General Partner's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


COOPERS & LYBRAND L.L.P.


Hartford, Connecticut
March 4, 1996
____________________REPORT OF INDEPENDENT ACCOUNTANTS ___________________


To the Partners of
   Union Square Hotel Partners, L.P.:

Our report on the financial statements of Union Square Hotel Partners, L.P. (formerly Shearson Union Square Associates, L.P.), a Delaware limited partnership, has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of Union Square Hotel Partners, L.P. for the year ended December 31, 1995. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


COOPERS & LYBRAND, L.L.P.

Hartford, Connecticut
March 4, 1996

UNION SQUARE HOTEL PARTNERS, L.P.

Schedule III - Real Estate and Accumulated Depreciation

December 31, 1995


                                                           Cost Capitalized
                                                           Subsequent
                           Initial Cost to Partnership     To Acquisition
                           ---------------------------     ----------------
                                          Buildings and    Buildings and
Description   Encumbrances    Land        Improvements     Improvements

Commercial
Property:

Hotel Complex
San Francisco,
CA            $130,364,193    $32,231,229 $95,496,243      $14,210,811



              $130,364,193    $32,231,229 $95,496,243      $14,210,811


(CONT.)--------------------------------------------------------------

                Gross Amount at Which
                Carried at Close of Period
                -------------------------------------

                            Buildings and                Accumulated
Description     Land        Improvements  Total (2)      Depreciation (1)

Commercial
Property:

Hotel Complex
San Francisco,
CA              $32,231,229 $109,707,054  $141,938,283   $43,176,995



                $32,231,229 $109,707,054  $141,938,283   $43,176,995


(CONT.)--------------------------------------------------------------------

                                                        Life on which
                                                        Depreciation
                                                        in Latest
                        Date of         Date            Income Statements
Description             Construction    Acquired        is Computed

Commercial Property:

Hotel Complex
  San Francisco, CA     1973            1986            (3)


(1) For Federal income tax purposes, the amount of accumulated depreciation is $72,483,386.

(2) For Federal income tax purposes, the basis of land, building and personal property is $142,275,816

(3)  Buildings and improvements - 40 years; personal property - 7 years.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1995, 1994 and 1993:

Real Estate investments:        1995            1994            1993

Beginning of year               $141,101,344    $139,715,348    $138,304,361
Acquisitions                         836,939       1,385,996       1,410,987

End of year                     $141,938,283    $141,101,344    $139,715,348

Accumulated Depreciation:

Beginning of year               $ 38,235,817    $ 33,222,871    $ 27,519,175
Depreciation expense               4,941,178       5,012,946       5,703,696

End of year                     $ 43,176,995    $ 38,235,817    $ 33,222,871