Form 10-K, Exhibit 13
period 1996-12-31
SHEARSON UNION SQUARE ASSOCIATES LTD PARTNERSHIP
filed 1997-03-31
CIK 795879

EXHIBIT 13.1

                       UNION SQUARE HOTEL PARTNERS, L.P.

                       1996 ANNUAL REPORT TO UNITHOLDERS




                              Message to Investors

Presented for your review is the 1996 Annual Report for Union Square Hotel Partners, L.P. (the "Partnership"). This report includes an update on the sale of the Partnership's hotel, the Grand Hyatt San Francisco (the "Hotel"), and the Partnership's audited financial statements for the year ended December 31, 1996.

Sale of Hotel and Liquidation of the Partnership
As previously reported, the Partnership entered into a Purchase and Sale Agreement and Joint Escrow Instructions (the "Purchase and Sale Agreement") dated November 4, 1996, providing for a sale of the Hotel to an affiliate of California Hyatt Corporation, the current operator of the Hotel ("California Hyatt"). At the same time, the General Partner entered into separate agreements with the Partnership's second mortgage holder and its other unsecured lenders. These agreements were an Allocation and Release Agreement (the "Allocation Agreement") with Capital Growth Mortgage Investors, L.P. ("Capital Growth"), the holder of the second deed of trust note secured by the Hotel, as well as certain unsecured indebtedness of the Partnership, and a Consent and Release Agreement (the "Consent Agreement") with certain affiliates of the General Partner (other than Capital Growth) that also are holders of unsecured indebtedness of the Partnership. Because the general partner of Capital Growth is an affiliate of the Partnership's General Partner, the Partnership and Capital Growth each engaged their own independent investment banking firm to negotiate the terms of the Allocation Agreement and render a fairness opinion.

The General Partner is pleased to report that on February 21, 1997, the Partnership consummated the sale of the Hotel to Grand Hyatt SF General Partnership ("GH"), an affiliate of California Hyatt. The Hotel was sold for $126,900,000 in cash and the assumption of certain nonrecourse debt, in the approximate amount of $3.9 million as of December 31, 1996, owed to an affiliate of GH (the "Transaction"). The Transaction was conditioned upon the consent of limited partners holding a majority of the Partnership's outstanding Units, which was obtained at a special meeting of the Partnership held on February 14, 1997. As part of the Transaction, GH assumed all obligations of the Partnership with respect to the Hotel's current management arrangements.

In connection with the Transaction, the General Partner utilized approximately $86,900,000 to repay in full the first deed of trust note held by the Bank of Nova Scotia. Additionally, in accordance with the Allocation Agreement, $30,000,000 was paid to Capital Growth in full satisfaction of all of the Partnership's secured and unsecured obligations to Capital Growth (subject to the outcome of the Cal Kan Litigation discussed below). Finally, pursuant to the Consent Agreement, certain affiliates of the General Partner other than Capital Growth, agreed to fully release the Partnership from all of its unsecured indebtedness to them in an aggregate amount of $14,334,757 as of February 21, 1997.

While it is the General Partner's desire to dissolve the Partnership in 1997 and to make one or more liquidating distributions in accordance with the terms of the Partnership Agreement, we do not intend to make any liquidating distribution prior to a final resolution of the Cal Kan Litigation, as more fully discussed in the Litigation section below. Additionally, we must emphasize that the timing and amount of any distributions to limited partners may be affected by any resolution of and expenses relating to the Cal Kan Litigation. After settling the Partnership's remaining liabilities and establishing a reserve for contingencies, the General Partner currently estimates that approximately $12 million ($1.67 per unit) would be available for distribution but for the Cal Kan Litigation.

Litigation
As previously reported, certain litigation has been commenced in the Court of Chancery in the State of Delaware by Cal Kan Inc., a limited partner of Capital Growth, against the Partnership, the General Partner, the general partner of Capital Growth and others, challenging the Allocation Agreement (the "Cal Kan Litigation"). Although the outcome of litigation of this nature cannot be predicted with certainty, the Partnership's assessment of the Cal Kan litigation is that the Partnership has strong defenses to the claims against it and that the Partnership is entitled to the benefits of the Allocation Agreement negotiated on behalf of the Partnership. However, in order not to delay or otherwise impair the sale of the Hotel, and pursuant to a demand by Cal Kan, on February 21, 1997, the Partnership and Capital Growth entered into a Non-Distribution and Security Agreement and other related agreements (collectively, the "Non Distribution Agreement"). The Non-Distribution Agreement involved depositing certain net sales proceeds from the Transaction, in the approximate amount of $6,900,000, which otherwise would have been available to the Partnership under the Allocation Agreement, in a restricted bank account (the "Blocked Account") with a nationally-recognized commercial bank. The terms of the Non-Distribution Agreement generally prohibit the release of funds from the Blocked Account prior to April 21, 1997, and allow Capital Growth a security interest in the Blocked Account to secure certain of the Partnership's obligations to Capital Growth under the Non-Distribution Agreement, and certain obligations which may be determined by the Cal Kan Litigation. The funds in the Blocked Account will be released to the Partnership, free from Capital Growth's security interest, on April 22, 1997, unless the Blocked Account is extended by agreement between the Partnership and Capital Growth, or by court order.

A preliminary injunction hearing is currently scheduled for April 21, 1997, to determine whether the Partnership should be prohibited from making distributions to its unitholders pending resolution of the Cal Kan Litigation. However, the parties to the lawsuit have discussed an agreement pursuant to which they would forego the preliminary injunction hearing provided the parties request and receive a trial date that would allow for completion of a full trial on the merits before June 21, 1997, and as long as the Partnership agrees not to make distributions to unitholders before that date. We are awaiting a ruling from the court on this request.

Summary
The General Partner is pleased to have successfully completed the sale of the Hotel. Additionally, we are hopeful that the Cal Kan Litigation can be resolved in a timely manner and that it will not impact the liquidating distribution and dissolution of the Partnership. We will update you on developments in future correspondence. In the interim, questions regarding the Partnership should be directed to your Financial Consultant or First Data Investor Services Group. All requests for a change of address should be submitted in writing to the Partnership's transfer agent, Service Data Corporation, 2424 South 130th Circle, Omaha, NE 68144-2596. Both First Data Investor Services Group and Service Data Corporation can be reached at (800) 223-3464.

Very truly yours,

Union Square/GP Corp.
The General Partner

s/Jeffrey C. Carter/

Jeffrey C. Carter
President

March 28, 1997



Balance Sheets                             At December 31,      At December 31,
                                                      1996                 1995
Assets
Real estate, at cost (Note 3):
 Land                                             $     --         $ 32,231,229
 Building                                               --           80,121,007
 Furniture, fixtures and equipment                      --           29,586,047
                                                        --          141,938,283
Less accumulated depreciation                           --          (43,176,995)
                                                        --           98,761,288
Property held for disposition                   96,076,204                   --
Cash and cash equivalents                        5,291,387            3,378,174
Replacement reserve receivable (Note 3)          1,283,862              500,440
Rent receivable (Note 4)                           520,710              318,626
Deferred charges, net of
  accumulated amortization of
  $4,307,099 in 1996
  and $3,849,203 in 1995                           724,108              495,582
  Total Assets                                $103,896,271         $103,454,110

Liabilities and Partners' Deficit
Liabilities:
Accounts payable and accrued expenses         $     72,765         $     51,645
Due to affiliates (Note 5)                          11,798               10,397
Mortgage loan payable (Note 4)                  70,000,000           70,000,000
Accrued interest                                13,537,078           13,104,156
Deferred interest                                9,672,070            8,800,319
Notes and loans - affiliates (Notes 4 and 5)    57,585,170           53,016,740
Loan payable - Hyatt (Note 4)                    3,882,006            3,772,578
  Total Liabilities                            154,760,887          148,755,835

Partners' Deficit:
General Partner                                 (1,191,866)          (1,136,237)
Limited Partners                               (49,672,750)         (44,165,488)
  Total Partners' Deficit                      (50,864,616)         (45,301,725)
Total Liabilities and Partners' Deficit       $103,896,271         $103,454,110






Statements of Partners' Deficit
For the years ended December 31, 1996, 1995 and 1994
                                        General          Limited
                                        Partner          Partners         Total
Balance at December 31, 1993          $(928,914)     $(23,640,504) $(24,569,418)
Net loss                               (110,152)      (10,905,075)  (11,015,227)
Balance at December 31, 1994         (1,039,066)      (34,545,579)  (35,584,645)
Net loss                                (97,171)       (9,619,909)   (9,717,080)
Balance at December 31, 1995         (1,136,237)      (44,165,488)  (45,301,725)
Net loss                                (55,629)       (5,507,262)   (5,562,891)
Balance at December 31, 1996       $ (1,191,866)     $(49,672,750) $(50,864,616)




Statements of Operations
For the years ended December 31,                 1996         1995         1994
Income
Rental income (Notes 3 and 4):
Operating income                          $10,664,266   $7,677,616   $5,816,107
Replacement escrow, net                     1,406,715    1,247,873    1,147,573
Interest income                               157,781      123,210       39,454
Miscellaneous income                            1,935        2,757        2,765
  Total Income                             12,230,697    9,051,456    7,005,899
Expenses
Interest expense (Notes 4 and 5)           13,761,446   13,159,716   12,337,774
Depreciation and amortization               3,766,273    5,402,353    5,474,406
General and administrative                    265,869      206,467      208,946
  Total Expenses                           17,793,588   18,768,536   18,021,126
  Net Loss                                $(5,562,891) $(9,717,080)$(11,015,227)
Net Loss Allocated (Note 2):
To the General Partner                    $   (55,629) $   (97,171) $  (110,152)
To the Limited Partners                    (5,507,262)  (9,619,909) (10,905,075)
                                          $(5,562,891) $(9,717,080)$(11,015,227)
Per limited partnership unit
(7,174,100 outstanding)                         $(.77)      $(1.34)      $(1.52)



Statements of Cash Flows
For the years ended December 31,                1996         1995          1994

Cash Flows From Operating Activities:
Net loss                                 $(5,562,891) $(9,717,080) $(11,015,227)
Adjustments to reconcile net loss
  to net cash provided
  by operating activities:
Depreciation and amortization              3,766,273    5,402,353     5,474,406
Rental income from replacement escrow     (1,406,715)  (1,247,873)   (1,147,573)
Increase in deferred interest
  on notes and loans - affiliate           4,568,430    4,125,104     3,682,402
Increase in accrued interest
  on loan payable - Hyatt                    109,428           --            --
Increase (decrease) in cash arising
from changes in operating assets
and liabilities:
  Rent receivable                           (202,084)    (124,382)      (40,703)
  Receivable - life safety system                 --           --         6,287
  Accounts payable and accrued expenses       21,120      (31,741)       31,668
  Due to affiliates                            1,401         (979)        1,004
  Accrued and deferred interest            1,304,673    2,304,087     4,262,789
Net cash provided
  by operating activities                  2,599,635      709,489     1,255,053

Cash Flows From Investing Activities:
Deferred charges                            (686,422)          --            --
Proceeds from replacement
  reserve receivable                         623,293      836,939     1,385,996
Additions to real estate                    (623,293)    (836,939)   (1,385,996)
Net cash used for investing activities      (686,422)          --            --

Cash Flows From Financing Activities:
Loan payable - Hyatt                              --           --       (75,000)
Net cash used for financing activities            --           --       (75,000)
Net increase in cash and cash equivalents  1,913,213      709,489     1,180,053
Cash and cash equivalents,
  beginning of period                      3,378,174    2,668,685     1,488,632
Cash and cash equivalents,
  end of period                           $5,291,387   $3,378,174    $2,668,685

Supplemental Disclosure
  of Cash Flow Information:
Cash paid during the period
  for interest                            $7,778,915   $6,730,525    $4,392,583



Notes to the Financial Statements
December 31, 1996, 1995 and 1994

1.  Organization
Union Square Hotel Partners, L. P. (the "Partnership"), formerly Shearson Union Square Associates Limited Partnership (see below), was formed in June 1986 under the Delaware Revised Uniform Limited Partnership Act for the purpose of acquiring the Hyatt on Union Square (the "Hotel"), located in San Francisco, California, subject to a long-term operating lease.

Initial capital of $1,000 was contributed by Union Square/GP Corp. (the "General Partner"), formerly Shearson Union Square/GP Corp. (see below), a Delaware corporation and an affiliate of Lehman Brothers Inc. The agreement of limited partnership authorized the issuance of a maximum of 7,174,100 Depository Units (the "Units") which represent Partnership interests. At March 26, 1987, an aggregate of 7,174,100 units were issued, and the offering was terminated.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson changed its name to Lehman Brothers Inc. ("Lehman"). The transaction did not affect the ownership of the General Partner. However, the assets acquired by Smith Barney included the name "Shearson." Consequently, effective October 21, 1993, the General Partner changed its name to Union Square/GP Corp., and effective December 29, 1993, the Partnership changed its name to Union Square Hotel Partners, L. P.

On February 21, 1997, the Partnership closed on the sale of the Hotel (see Note
3).  The General Partner intends to dissolve the Partnership in 1997 (see Note
7).

2.  Significant Accounting Policies

Basis of Accounting - The accompanying financial statements of the Partnership have been prepared on the accrual basis of accounting.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on longlived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 in the fourth quarter of 1995.

Property Held for Disposition - Property held for disposition, which consists of land, building and personal property, are recorded at the lower of cost less accumulated depreciation or fair market value less costs to sell. Effective September 30, 1996, the Partnership reclassified its real estate to "Property held for disposition" and subsequently the property was no longer depreciated in accordance with FAS 121. Cost includes the initial purchase price of the property plus closing costs, acquisition and legal fees, and capital improvements. Depreciation of real property was computed using the straight line method based on an estimated useful life of 40 years. Depreciation of personal property was computed under the straight-line method over an estimated useful life of 7 years.

When building and personal property additions were sold or otherwise disposed of, the asset account and related accumulated depreciation account were relieved, and any gain or loss was included in operations.

Fair Value of Financial Instruments - Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. However, in many instances current exchange prices are not available for certain of the Partnership's financial instruments, since no active market generally exists for such financial instruments.

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

Deferred Charges - The following fees and costs have been capitalized and are amortized on a straight-line basis over the following periods:

                 Mortgage consent fee           7 years
                 Mortgage and loan
                 origination fee                10-1/3 years
                 Mortgage loan
                 placement fee                  10-1/3 years
                 Loan negotiation fee           10-1/3 years

Costs associated with the sale of the Hotel totaling $686,422 were deferred at December 31, 1996 and will be recognized as a reduction of the gain on sale of the Hotel in 1997.

Offering Costs - Offering costs are nonamortizable and have been deducted from the Limited Partners' capital.

Income Taxes - No income tax provision (benefit) has been recorded on the books of the Partnership, as the respective shares of taxable income (loss) are reportable by the partners on their individual tax returns.

Partnership Agreement - Pursuant to the terms of the Partnership Agreement, all profits and losses incurred prior to the month in which Unitholders were first admitted shall be allocated 99.99% to the General Partner and .01% to the Assignor Limited Partner. Thereafter, all income, profits and losses shall be allocated 99% to the Unitholders and 1% to the General Partner, except for the profits from the sale or other disposition of all or any substantial part of the Hotel.

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

Cash and Cash Equivalents - Cash and cash equivalents consist of short- term, highly liquid investments which have maturities of three months or less from date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain prior year amounts have been reclassified in order to conform to the current year's presentation.


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

Rent payable under the lease has been modified by the restructuring agreement effective June 30, 1992 (see Note 4). Pursuant to the terms of the operating lease, California Hyatt is required to maintain a reserve fund on behalf of the Partnership ("FF&E Reserve Fund") for the replacement of furnishings and equipment in the Hotel. This reserve is funded by the operating revenues of the Hotel and will be funded at 3% of the Hotel's gross receipts through 1997 and 4% thereafter. During 1988, the Partnership and California Hyatt mutually agreed upon a renovation program which was to be effected for a cost not expected to exceed $20,000,000. During 1989 and early 1990, the renovation program was completed. The Hotel was renamed The Grand Hyatt San Francisco and reopened on February 1, 1990. Other conditions of the renovation program provided that 70% of the 1990 replacement escrow was to be applied to the Partnership's liability to California Hyatt in 1990. From January 1, 1991 to June 30, 1992, 70% of replacement escrow income was to be applied to the outstanding balance of the loan payable to Hyatt. As of December 31, 1990, $20,676,768 related to the renovation program was expended. In connection with the reopening of the Hotel in 1990, the Partnership recorded a write-down in the carrying value of personal property which was replaced during the renovation, based on the original purchase price allocated to such property.

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

The following is summarized information with respect to the operations of the Hotel provided by the lessee for the years ended December 31, 1996, 1995 and 1994 (See Note 4):

                                            1996           1995           1994
Hotel revenues                       $47,087,070    $41,595,914    $38,252,425
Hotel expenses                       (29,461,753)   (27,868,103)   (26,698,442)
Gross operating profit                17,625,317     13,727,811     11,553,983
Less:
Adjustments to gross operating profit:
FF&E reserve                           1,406,715      1,247,873      1,147,573
Taxes                                  1,630,190      1,510,965      1,491,415
Other adjustments                      2,554,337      2,219,162      2,213,762
                                       5,591,242      4,978,000      4,852,750
Adjusted gross operating profit      $12,034,075    $ 8,749,811    $ 6,701,233
Rental income to the Partnership     $10,664,266    $ 7,677,616    $ 5,816,107

Sale of Hotel

On November 4, 1996, the Partnership and HT-Hotel Equities, Inc. ("HT"), an affiliate of California Hyatt Corporation, the current operator of the Hotel, entered into a Purchase and Sale Agreement and Joint Escrow Instructions (the "Purchase and Sale Agreement") providing for the sale of the Hotel, subject to certain conditions, for $126,900,000 in cash and the assumption by HT of certain of the Partnership's debt of approximately $3.9 million owed to an affiliate of HT (collectively, the "Transaction"), all as more fully described in the Purchase and Sale Agreement. HT will assume all obligations of the Partnership with respect to the Hotel's current management arrangements. As permitted under the Purchase and Sale Agreement, on February 14, 1997, HT assigned its rights and obligations to Grand Hyatt SF General Partnership ("GH"), an affiliate of California Hyatt Corporation.

The sale of the Hotel was conditioned upon the consent of limited partners holding a majority of the Partnership's outstanding units, which was obtained at a special meeting of the Partnership held on February 14, 1997.

On February 21, 1997, the Partnership completed the sale of the Hotel. The Partnership received certain net proceeds from the sale in the amount of $6,911,149. These proceeds were deposited into a restricted bank account pursuant to the Non-Distribution and Security Agreement discussed in Note 7, after payment in full of the Partnership's first mortgage note and $30,000,000 in full satisfaction of the Partnership's obligation to Capital Growth Mortgage Investors, L.P.

The General Partner intends to dissolve the Partnership in 1997 and to make one or more liquidating distributions in accordance with the terms of the Partnership Agreement. Any such distributions will be made only after satisfaction of all debts, liabilities and obligations of the Partnership (excluding the amount of the unsecured debt obligations forgiven), payment of other expenses of the Transaction, the dissolution and liquidation of the Partnership, settlement of the Cal Kan Litigation discussed in Note 7, and the establishment of any reserves for contingencies that the General Partner deems necessary.

4.  Restructuring Agreement and Subsequent Agreement Modifications
Under the terms of the Mortgage Loan, a regular installment of interest in the amount of $3,394,650 was due on January 2, 1992. Under the terms of the note payable to BNS ("BNS Note Payable"), $1 million in principal and $341,502 in accrued interest was due on December 31, 1991. None of the foregoing payments were made, and the Partnership did not have sufficient funds to make such payments. On January 9, 1992, the Partnership received a notice from BNS that the Partnership was in default on its obligations with respect to the Mortgage Loan and BNS Note Payable. Such defaults entitled BNS to accelerate the Mortgage Loan and BNS Note Payable subject to any defenses available to the Partnership. On January 21, 1992, an affiliate of the General Partner, which guaranteed the BNS Note Payable, fulfilled its commitment to repay the outstanding balance of the BNS Note Payable. On March 3, 1992, the Partnership received a notice whereby the bank declared the entire principal and interest under the Mortgage Loan immediately due and payable. On March 9, 1992, BNS recorded, with the San Francisco County Recorder, a Notice of Default and Election to Sell under Deed of Trust (the "Default Notice").

The default on the Mortgage Loan also constituted an event of default under the "Loan Payable" (Second Mortgage), the Supplemental Loan (defined below) and the Loan Payable - Hyatt (defined below). On March 25, 1992, the Partnership received a notice of acceleration from the holder of the Loan Payable, which declared the entire principal and accrued interest on the loan due and payable.

On June 30, 1992, the Partnership consummated a restructuring of its financing and property leasing arrangements (the "Restructuring").

Mortgage Loan Payable - First Deed of Trust Note Under the terms of the Restructuring, the outstanding principal amount of the Note - $70,000,000 - continued to accrue interest at the annual rate of 9.699%. Payments of interest were limited, however, to the Partnership's cash flow from the Hotel. Minimum interest payments (the "Minimum Payments") were required to be made quarterly and were computed on the principal balance of the First Deed of Trust (the "Bank Portion"), less a $15,000,000 principal participation purchased by Lehman Brothers Lending Corp., formerly Shearson Lending Corp., an affiliate of the General Partner (the "Lehman Portion"). The par rate for the Minimum Payments were as follows: 6.5% through January 2, 1994; 7.5% through January 2, 1995; 8.5% through January 2, 1996; and 9.699% thereafter until maturity on January 2, 1997. The amount of any accrued and unpaid interest was added to the principal of the First Deed of Trust Note.

Lehman Brothers Holdings Inc. (the "Guarantor"), formerly Shearson Lehman Brothers Holdings Inc., an affiliate of the General Partner, provided a payment guaranty (the "Guaranty") to the First Mortgagee with respect to the Minimum Payments required to be made through July 3, 1993. The Guarantor could, at its sole option, extend the Guaranty for successive one-year periods through the maturity date of the First Deed of Trust Note. In the event that the Guarantor did not elect to extend the Guaranty, the Partnership's interest payments thereafter would be due and payable quarterly, rather than semi-annually as previously provided. On April 27, 1993, the Guarantor elected not to renew the Guaranty of the minimum pay rate commencing July 4, 1993.

BNS waived immediate repayment of the past due interest which was also purchased by Lehman Brothers Lending Corp., but the amount will accrue interest at the Bank's "prime" rate plus 1%. The balance is due upon maturity of the note.

On December 31, 1996, the Partnership executed an extension agreement (the "Extension Agreement") with BNS to modify and extend the First Deed of Trust Note until April 2, 1997, at which time the entire outstanding principal and accrued interest balances are due and payable. Under the terms of the Extension Agreement, the Bank Portion and the Lehman Portion will accrue interest at LIBOR plus 2.5% and LIBOR plus 1.0%, respectively. As conditions to the extension, a minimum interest payment of $1,333,613, accrued interest on the Bank Portion of the note totaling $2,000,000 and $165,000 representing an extension fee were paid on January 2, 1997. Monthly interest payments are required on the Bank Portion beginning February 2, 1997 with interest accruing on the Lehman Portion.

Based on the borrowing rates currently available to the Partnership for mortgage loans with similar maturities, the fair value of the mortgage loan payable approximated carrying value as of December 31, 1996.

Pursuant to the sale of the Hotel on February 21, 1997, the Partnership used a portion of the proceeds from the sale to repay the Mortgage Loan in full.

Loan Payable - Affiliate - Second Deed of Trust Note In connection with the Restructuring, Capital Growth Mortgage Investors, L.P. ("Capital Growth"), the holder of the Second Deed of Trust in the Hotel, agreed to reduce the interest rate applicable to the note from 12.5% to 11%. The reduction of the interest rate is effective from and after January 2, 1992. Capital Growth also agreed to waive the mandatory prepayments of interest of $261,199, $1,014,379 and $1,996,457, otherwise required to be paid on January 2, 1995, January 2, 1996 and January 2, 1997, respectively. Capital Growth also agreed to waive any prepayment (or yield maintenance) charges in connection with the prepayment of all or any portion of the principal or accrued interest under the Loan Payable.

On November 4, 1996, the Partnership entered into an Allocation and Release Agreement (the "Allocation Agreement") with Capital Growth. Pursuant to the Allocation Agreement, Capital Growth agreed, subject to certain limitations, to temporarily forebear during the pendency of the sale of the Hotel from pursuing a foreclosure action on the Loan Payable, and to accept approximately $30 million in repayment of all of the Partnership's obligations to Capital Growth (including unsecured debt obligations totaling $4,706,884 as of February 21, 1997 and the obligation to reimburse Capital Growth for certain costs). The remaining second mortgage debt obligation totaling $12,852,548 as of February 21, 1997 was forgiven. Capital Growth's willingness to accept these terms was conditioned on, among other matters, the proposed Transaction being consummated by March 31, 1997. The general partner of Capital Growth is an affiliate of the General Partner. Consequently, the Partnership and Capital Growth each engaged an independent, nationally recognized investment banking firm to negotiate the allocation of proceeds available from the sale of the Hotel (after the payment of transaction costs, the making of closing adjustments, and the repayment of the first deed of trust note) between the Partnership and Capital Growth.

The Partnership was advised by its independent investment banking firm that, in such firm's opinion as investment bankers, the allocation of available proceeds to be made between the Partnership and Capital Growth pursuant to the Allocation Agreement was fair, from a financial point of view, to the Unitholders of the Partnership, and in that context, the amount of the allocation is at least as favorable to the Partnership as might have been obtained if the allocation had been negotiated with an unaffiliated lender in similar circumstances.

Capital Growth also agreed to automatically extend the maturity date of the Second Deed of Trust Note to the same maturity date as the First Deed of Trust Note, so long as the maturity date is no later than January 2, 1999.

In addition, as a condition to the effectiveness of the Allocation Agreement, certain affiliates of the General Partner, other than Capital Growth, entered into a Consent and Release Agreement (the "Consent Agreement"), pursuant to which they agreed to fully release the Partnership from the Partnership's unsecured indebtedness to them in an aggregate amount of $14,334,757 as of February 21, 1997.

Loan Payable - Hyatt - Third Deed of Trust Note In connection with the Restructuring, Hyatt Corporation ("Hyatt") the holder of a Third Deed of Trust Note collateralized by the Hotel forgave $2,000,000 of the outstanding indebtedness under the Third Deed of Trust Note. Hyatt also reduced the interest rate from 1% above the prime rate to the lesser of (i) the prime rate or (ii) 8%. Hyatt also agreed to a deferral of interest to the extent that the interest payments otherwise required to be paid under the note are not available from cash flow. Hyatt also agreed to extend the maturity date of said Third Deed of Trust Note to January 2, 1997, the maturity date of the First Deed of Trust Note. The Partnership made principal payments of $75,000 during 1994 and 1993 and $250,000 during 1992. Additionally, in accordance with the Third Deed of Trust Note, the Partnership accrued interest of $109,428 in 1996.

In connection with the Transaction, Hyatt agreed to extend the maturity date of the Third Deed of Trust Note to April 2, 1997. Pursuant to the sale of the Hotel on February 21, 1997, GH assumed the Partnership's outstanding obligation to Hyatt in the amount of $3,926,250 as of February 21, 1997.

As of December 31, 1996, it is not practicable for the Partnership to estimate the fair value of this financial instrument as no quoted market price exists and the cost of obtaining an independent valuation appears excessive considering the materiality of the instrument to the Partnership.

Operating lease - California Hyatt Corporation California Hyatt Corporation operates the Hotel under the terms of a lease agreement ("the Lease") with the Partnership. California Hyatt agreed to change the amount to be retained by California Hyatt under the terms of the Lease effective July 1, 1992 through December 31, 1996, from an amount equal to 20% of the Hotel's net profit to an amount equal to (i) 1% percent of the Hotel's gross revenues plus (ii) 7.5% of the Hotel's net profit. California Hyatt agreed that after December 31, 1996 and until the First Deed of Trust Note matures, but in any event not after January 2, 1999, the amount to be retained by California Hyatt will be an amount equal to (i) 1% of the Hotel's gross revenues plus (ii) 10% of the Hotel's net profit. Thereafter, the amount to be retained by California Hyatt will return to 20% of the Hotel's net profit as required by the Lease for periods prior to the restructuring. Amounts due to the Partnership will be remitted 20 days after the end of each month.

Furthermore, California Hyatt agreed that the Partnership will have the unilateral right to terminate the Lease, without cause, at any time from the date of the restructuring through December 31, 1998, upon payment of a fee (the "Early Termination Fee") in a fixed amount ranging from $10,000,000 to $16,032,500, which amount increases with the passage of time. California Hyatt further agreed that upon payment of the Early Termination Fee (as defined in the Lease), it would cause Hyatt to forgive the entire amount of indebtedness under the Third Deed of Trust Note.

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

Pursuant to the sale of the Hotel on February 21, 1997, GH assumed the Operating Lease with California Hyatt and all of the Partnership's obligations thereunder.

5. Transactions with Related Parties
BNS Note Payable In order to effect the renovation program, the Partnership obtained the consent of BNS for various modifications of the Mortgage Loan which permitted the use of substantially all of the Partnership's reserve funds for reinvesting into the Hotel and also permitted Hyatt Corporation to provide financing to the Partnership. In consideration for such consent, the Partnership paid a fee of $1,000,000 to the First Mortgagee which was evidenced by a note, bearing interest at 9.699%, compounded annually, due either upon the sale of the Hotel or December 31, 1991, whichever occurred first. As a result of the Partnership's failure to pay the principal and accrued interest on December 31, 1991, the note was declared in default. The lender pursued its remedies under which, Lehman Holdings, Inc. ("LB Holdings"), formerly Shearson Lehman Holdings Inc., was required to make payment as guarantor of the note. LB Holdings fulfilled its guarantee of payment of the $1,000,000 plus interest thereon to the First Mortgagee in January 1992. As a result, the Partnership was obligated to LB Holdings in the amount of $1,341,502, plus accrued interest, in the form of a note which bore interest at 9.699% and became payable upon the sale of the property. Pursuant to the Restructuring, the note was assigned to Capital Growth by LB Holdings on June 30, 1992. The Partnership's obligation to Capital Growth is included in Notes & loans - affiliates.

Upon the sale of the Hotel on February 21, 1997, the Partnership's debt obligation to Capital Growth in the amount of $2,150,319 was forgiven pursuant to the Allocation Agreement.

Settlement Loan - As required under the class action settlement, on March 4, 1991, an affiliate of the General Partner and the Partnership entered into the Settlement Loan up to a maximum of $10 million, bearing interest at an annual simple interest rate of 5%. Proceeds of the loan were to be used to the extent needed to fund operating and fixed expenses. On the effective date of the loan, $8,217,302 of the proceeds were used to retire an interim loan plus accrued interest. On July 12, 1991, the remaining proceeds of $1,782,698 were drawn and used to pay a portion of the interest with respect to the First Mortgage Loan indebtedness. As of December 31, 1996 and 1995, the full principal balance of $10,000,000 remains outstanding. Accrued interest on the Settlement Loan totaled $2,883,077 and $2,383,077 as of December 31, 1996 and 1995, respectively. The outstanding principal and accrued interest matures and becomes payable upon the sale of the property or upon a refinancing which provides proceeds sufficient to repay other existing indebtedness.

Upon the sale of the Hotel on February 21, 1997, the Partnership's debt obligation to affiliates of the General Partner in the amount of $12,954,308 was forgiven pursuant to the Consent Agreement.

Supplemental Loan - On July 12, 1991, a note was issued from an affiliate of the General Partner in the amount of $1,611,953 (the "Supplemental Loan"), which was subsequently assigned to Capital Growth pursuant to the Restructuring on June 30, 1992. The Supplemental Loan specifically provided for the proceeds to be used to pay a portion of the interest with respect to the Mortgage Loan. The note bears interest at an annual rate of prime plus 1%. The entire note balance remains outstanding at December 31, 1996 and 1995. The outstanding principal and accrued interest mature and become payable upon the sale of the Property or upon a refinancing which provides proceeds sufficient to repay other existing indebtedness and is compounded quarterly. As of December 31, 1996, the accreted balance of the Supplemental Loan is $2,467,214 and the accrued interest applicable to the note is $56,736.

The letter of default issued March 3, 1992 by the Bank of Nova Scotia also constituted an event of default under the Supplemental Loan. The default was cured through the restructuring of the Mortgage Loan Payable (see Note 4).

Upon the sale of the Hotel on February 21, 1997, the Partnership's debt obligation on the Supplemental Loan in the amount of $2,556,565 was forgiven pursuant to the Allocation Agreement.

Restructuring Expense Note - In order to provide the Partnership with the funds to cover the costs of restructuring and other administrative expenses in 1992, Lehman Lending Corp. committed to lend the Partnership up to $1,000,000. Advances borrowed under this agreement accrue interest at prime plus 1%, and all principal and accrued interest will be due and payable on the maturity date of the Bank of Nova Scotia Note. The entire $1,000,000 is outstanding as of December 31, 1996 and 1995. Accrued interest as of December 31, 1996 and 1995 was $367,271 and $274,559, respectively.

Upon the sale of the Hotel on February 21, 1997, the Partnership's debt obligation to Lehman Lending Corp. in the amount of $1,380,449 was forgiven pursuant to the Consent Agreement.

A summary of Notes and loans - affiliate is summarized as follows:

December 31,                                 1996          1995
BNS Note Payable (Note 5)             $   1,933,485  $  1,762,536
Settlement loan (Note 5)                 10,000,000    10,000,000
Supplemental loan (Note 5)                2,467,214     2,250,176
Second Deed of Trust (Note 4)            42,184,471    38,004,028
Restructuring Expense Note (Note 5)       1,000,000     1,000,000
                                       $ 57,585,170   $53,016,740

As of December 31, 1996, it is not practicable for the Partnership to estimate the fair value of this class of financial instruments as no quoted market price exists and the cost of obtaining an independent valuation appears excessive to the Partnership.

Fees and Compensation - The General Partner and its affiliates earned fees and compensation in connection with syndication and acquisition services rendered to the Partnership of approximately $10,000,000. Under the terms of the Partnership Agreement, the General Partner and its affiliates are entitled to be reimbursed for out-of-pocket expenses. For the years ended December 31, 1996, 1995, and 1994, out-of-pocket expenses were $10,773, $7,604 and $4,703, respectively. At December 31, 1996 and 1995, $11,798 and $10,397, respectively, remained unpaid.

Cash and Cash Equivalents - Cash and cash equivalents were on deposit with an affiliate of the General Partner during a portion of 1996 and all of 1995. As of December 31, 1996, no cash and cash equivalents were on deposit with an affiliate of the General Partner or the Partnership.


6. Reconciliation of Financial Statement Net Loss and Partners' Deficit to Federal Income Tax Basis Net Loss and Partners' Deficit

                                               1996          1995          1994
Financial statement net loss            $(5,562,891)  $(9,717,080) $(11,015,227)
Tax basis depreciation over financial
  statement deprecation                  (1,688,994)     (769,274)     (936,081)
Tax basis amortization over financial
  statement amortization                   (291,450)     (291,450)     (291,450)
Other                                        88,474       (13,569)        1,033
     Federal income tax basis net loss  $(7,454,861) $(10,791,373) $(12,241,725)

                                               1996          1995          1994
Financial statement partners' deficit  $(50,864,616) $(45,301,725) $(35,584,645)
Current year financial statement net
  loss over federal income tax basis
  net loss                               (1,891,970)   (1,074,293)   (1,226,498)
Cumulative financial statement net loss over
  federal income tax basis net loss     (21,252,883)  (20,178,590)  (18,952,092)
Federal income tax basis partners'
  deficit                              $(74,009,469) $(66,554,608) $(55,763,235)

Because many types of transactions are susceptible to varying interpretations under Federal and State income tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the taxing authorities.

7.  Litigation
On January 24, 1997, Cal Kan, Inc., a limited partner of Capital Growth, filed a purported derivative and class action complaint in the Court of Chancery in the State of Delaware against the Partnership, the General Partner, Lehman Brothers Holdings, Inc. ("Lehman") and the general partner of Capital Growth. Capital Growth is also a nominal defendant in the action. The complaint alleges that (a) the Allocation Agreement constitutes (i) a waste of Capital Growth's assets, serving no valid business purpose of Capital Growth, (ii) a fraudulent conveyance by the Partnership and (iii) a violation of the Partnership Agreement and of the Capital Growth partnership agreement; (b) in connection with the sale of the Hotel, the General Partner, Capital Growth's general partner and Lehman each breached various fiduciary duties alleged to be owed to the plaintiffs, including by usurping opportunities that should have been available to Capital Growth; and (c) the defendants' actions relating to the foregoing constituted a conspiracy among such parties. The plaintiffs seek injunctive relief to prevent the Partnership from distributing to Unitholders and the General Partner any cash proceeds from the sale of the Hotel, and instead seek to have a receiver appointed following the Sale to effect an application of such cash proceeds to the Second Mortgage Note in a greater amount than was agreed to in the Allocation Agreement. Repayment of the First Mortgage Note would be permitted. No request was made to enjoin the Special Meeting or consummation of the Sale. The plaintiffs also request that the court award unspecified damages and litigation expenses.

In order not to delay or otherwise impair the sale of the Hotel, and pursuant to a demand by Cal Kan, on February 21, 1997, the Partnership and Capital Growth entered into a Non- Distribution and Security Agreement and other related agreements (collectively, the "Non-Distribution Agreement"). Pursuant to the Non-Distribution Agreement, the Partnership deposited certain net sales proceeds from the transaction, in the amount of $6,911,149, which otherwise would have been available to the Partnership under the Allocation Agreement, in a restricted bank account (the "Blocked Account") with a nationally-recognized commercial bank. The terms of the Non- Distribution Agreement generally prohibit the release of funds from the Blocked Account until April 21, 1997, and allow Capital Growth a security interest in the Blocked Account to secure certain of the Partnership's obligations to Capital Growth under the Non-Distribution Agreement, and certain obligations which may be determined by the Cal Kan Litigation. The funds in the Blocked Account will be released to the Partnership, free from Capital Growth's security interest, on April 22, 1997, unless the Blocked Account is extended by agreement between the Partnership and Capital Growth, or by court order. A preliminary injunction hearing is currently scheduled for April 21, 1997, to determine whether the Partnership should be prohibited from making distributions to its unitholders pending resolution of the Cal Kan Litigation. However, the parties to the lawsuit have discussed an agreement pursuant to which they would forego the preliminary injunction hearing provided the parties request and receive a trial date that would allow for completion of a full trial on the merits before June 21, 1997, and as long as the Partnership agrees not to make distributions to unitholders before that date. The Partnership is awaiting a ruling from the court on this request. Although the outcome of litigation of this nature cannot be predicted with certainty, the Partnership's assessment of the Cal Kan Litigation is that the Partnership has strong defenses to the claims against it and that the Partnership is entitled to the benefits of the Allocation Agreement negotiated on behalf of the Partnership.

No assurance can be made that the Cal Kan Litigation or any other claim which may arise will be resolved in a timely manner or without significant expense to the Partnership. In light of the Cal Kan Litigation, the General Partner cannot accurately predict whether it will make a liquidating distribution within 120 days of the completion of the sale of the Hotel as had been stated in the Proxy Statement. The General Partner does not currently expect to make any liquidating distribution prior to a final resolution of the Cal Kan Litigation, although it reserves the right to do so. In addition, any expense to the Partnership of obtaining such a resolution (including without limitation the costs of defending the matter and any other claim which may arise, and the amount, if any, of any damages or settlement payments to be borne by the Partnership) would reduce the amount of net cash proceeds otherwise available for distribution.

8.  Subsequent Event
The following unaudited pro forma financial information gives effect to the Transaction. The pro forma financial information is presented for illustrative purposes only, and therefore, is not necessarily indicative of the operating results and financial position that might have been achieved had the Transaction occurred as of an earlier date, nor are they necessarily indicative of operating results and financial position which may occur in the future. A pro forma balance sheet is provided as of December 31, 1996, giving effect to the Transaction as though it had been consummated on that date.

Pro Forma Balance Sheet (Unaudited)

                                                                       Adjusted
                                 December 31,     Pro Forma        December 31,
                                         1996     Adjustments              1996
Assets Property held for
disposition                       $96,076,204    $(96,076,204)(a)  $         --
Cash and cash equivalents           5,291,387       1,804,572 (e)     7,095,959
Restricted cash                            --     124,820,352 (a)
                                                 (119,714,536)(b)     5,105,816
Replacement reserve receivable      1,283,862      (1,283,862)(e)            --
Rent receivable                       520,710        (520,710)(e)            --
Deferred charges, net of
 accumulated amortization
 of $4,307,099 in 1996                724,108        (686,422)(a)
                                                      (37,686)(d)            --
Total Assets                     $103,896,271    $(91,694,496)      $12,201,775

Liabilities and Partners' Capital (Deficit)
Liabilities:
Accounts payable
 and accrued expenses            $     72,765    $         --       $    72,765
Due to affiliates                      11,798              --            11,798
Mortgage loan payable              70,000,000     (70,000,000)(b)            --
Accrued interest                   13,537,078     (10,042,466)(b)
                                                   (3,494,612)(c)            --
Deferred interest                   9,672,070      (9,672,070)(b)            --
Notes and loans - affiliate        57,585,170     (30,000,000)(b)
                                                  (27,585,170)(c)            --
Loan payable - Hyatt                3,882,006      (3,882,006)(a)            --
Total Liabilities                 154,760,887    (154,676,324)           84,563

Partners' Capital (Deficit):
General Partner                    (1,191,866)      1,313,038           121,172
Limited Partners                  (49,672,750)     61,668,790        11,996,040
Total Partners' Capital (Deficit) (50,864,616)     62,981,828        12,117,212
Total Liabilities
and Partners' Capital (Deficit)  $103,896,271    $(91,694,496)      $12,201,775

The pro forma balance sheet as of December 31, 1996 reflects the sale of the Hotel pursuant to the Purchase and Sale Agreement entered into by the Partnership on November 4, 1996. The sale price of the Hotel is $126,900,000 in cash and the assumption of approximately $3.9 million of debt owed to an affiliate of the buyer, subject to certain conditions described in the Purchase and Sale Agreement. The costs to sell the Hotel and recognition of Deferred Charges as of December 31, 1996 are anticipated to be approximately $2,766,000. The Partnership used a portion of the proceeds from the sale to repay the mortgage loan payable in full, estimated to be $89.7 million as of December 31, 1996. (On January 2, 1997, the Partnership reduced such balance due by making an aggregate of approximately $3,333,000 of accrued interest payments.) In addition, the Partnership entered into an Allocation and Release Agreement whereby Capital Growth, the holder of the Loan Payable, BNS Note Payable, and the Supplemental Loan, agreed to accept approximately $30 million in full satisfaction of all of the Partnership's obligations to Capital Growth. The remaining indebtedness of the Partnership will be forgiven, resulting in income to the extent of the remaining outstanding indebtedness, net of unamortized deferred charges, and as estimated by the General Partner, after satisfaction of remaining Partnership liabilities.

The remaining cash in the Partnership is assumed to be distributed in accordance with the Partnership Agreement which states that 99% will be distributed to the Unitholders and 1% distributed to the General Partner, reflecting the General Partner's 1% economic interest in the Partnership.

Notes to the Pro Forma Adjustments:

(a) To record the sale of the Hotel reflecting the removal of the property held for disposition and related deferred charges, the receipt of net sale proceeds, the assumption of the loan payable to Hyatt and the allocation of the gain to the General Partner and Unitholders as follows:

                 Sales price                            $126,900,000
                 Closing costs                             2,079,648
                   Net cash proceeds                     124,820,352
                 Assumption of loan payable to Hyatt       3,882,006
                   Net sales proceeds                    128,702,358
                 Property held for disposition            96,076,204
                 Deferred charges                            686,422
                   Gain on sale                          $31,939,732

               Allocated as follows:
                 Unitholders                             $31,620,335
                 General Partner                             319,397
                                                         $31,939,732

(b) To reflect the payment of the mortgage indebtedness, pursuant to the agreements discussed herein, as follows:

                 Mortgage loan payable                   $70,000,000
                 Accrued interest                         10,042,466
                 Deferred interest                         9,672,070
                 Notes and loans - affiliate              30,000,000
                                                        $119,714,536

(c) To reflect the forgiveness and related allocation to the General Partner and Unitholders as follows:

                 Notes and loans - affiliate             $27,585,170
                 Accrued interest                          3,494,612
                                                         $31,079,782

                 Allocated as follows:
                 Unitholders                             $30,085,764
                 General Partner                             994,018
                                                         $31,079,782

(d) To reflect the write-off of deferred charges associated with the mortgages, notes and loans totaling $37,686 and the related allocation to the General Partner and Unitholders as follows:

                 Unitholders                                 $37,309
                 General Partner                                 377
                                                             $37,686

(e) To reflect the collection of rent receivable and the receipt of the Partnership's portion of the replacement reserve from Hyatt.

(f) The remaining cash net of accounts payable and accrued expenses and due to affiliates, will be distributed to the General Partner and Unitholders in accordance with the ending capital balances.



                       Report of Independent Accountants



To the Partners of
Union Square Hotel Partners, L.P.:

We have audited the accompanying balance sheets of Union Square Hotel Partners, L.P. (formerly Shearson Union Square Associates, L.P.), as of December 31, 1996 and 1995, and the related statements of operations, partners' deficit and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Square Hotel Partners, L.P. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Notes 3 and 8 to the financial statements, the limited partners of the Partnership approved a plan of liquidation on February 14, 1997, and the Partnership commenced liquidation shortly thereafter.


                                                COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
March 7, 1997

                  Schedule III - Property Held for Disposition
                               December 31, 1996



Commercial Property:                         Hotel Complex              Total
Location                                   San Francisco, CA              na
Construction date                                  1973                   na
Acquisition date                                   1986                   na
Life on which depreciation
in latest income statements
is computed                                         (3)                   na
Encumbrances                                 $135,328,709          $135,328,709
Initial cost to Partnership:
     Land                                    $  32,231,229          $32,231,229
     Building and
     improvements                            $  95,496,243          $95,496,243
Costs capitalized
subsequent to acquisition:
     Building
     and improvements                        $ 14,834,104          $ 14,834,104
Elimination of accumulated depreciation      $(46,485,372)         $(46,485,372)
Gross amount at which
carried at close of period: (2)
     Land                                    $  32,231,229          $32,231,229
     Building and
     improvements                               63,844,975           63,844,975
                                             $  96,076,204          $96,076,204

Accumulated depreciation (1)                 $          --          $        --

(1) For Federal income tax purposes, the amount of accumulated depreciation is $77,480,757.
(2) For Federal income tax purposes, the basis of land, building and personal property is $142,905,006.
(3) Building and improvements - 40 years; personal property - 7 years.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1996, 1995, and 1994 follows:

                                                1996         1995         1994
Real estate investments:
Beginning of year                       $141,938,283 $141,101,344 $139,715,348
Additions                                    623,293      836,939    1,385,996
Reclassification to held for disposition (46,485,372)          --           --
End of year                              $96,076,204 $141,938,283 $141,101,344

Accumulated depreciation:
Beginning of year                       $ 43,176,995 $ 38,235,817 $ 33,222,871
Depreciation expense                       3,308,377    4,941,178    5,012,946
Elimination of accumulated depreciation  (46,485,372)          --           --
End of year                             $         -- $ 43,176,995 $ 38,235,817


          Report of Independent Accountants On Schedule
                     To Financial Statements




To the Partners of
Union Square Hotel Partners, L.P.:

Our report on the financial statements of Union Square Hotel Partners, L.P. (formerly Shearson Union Square Associates, L.P.), a Delaware limited partnership, has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of Union Square Hotel Partners, L.P. for the year ended December 31, 1996. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
March 7, 1997